UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 3, 2023

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 3, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2023 RESULTS

Highlights
•Reported GAAP net income of $151.2 million, or $4.43 per share; and adjusted net income(1) of $149.4 million, or $4.38 per share, in the second quarter of 2023 (excluding items listed in Appendix A to this release).
•In line with Teekay Tankers' fixed dividend policy, declared a cash dividend of $0.25 per share for the quarter ended June 30, 2023.
•Gave notice to exercise vessel purchase options under four sale-leaseback financing arrangements for a total of $57.2 million; the vessels are expected to be refinanced as part of the previously announced $350 million 19-vessel revolving credit facility.
•Exercised two one-year extension options on two chartered-in vessels at an average rate of approximately $20,600 per day; the Company has eight chartered-in vessels on hire at an average rate of approximately $25,000 per day.

Hamilton, Bermuda, August 3, 2023 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2023:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2023	March 31, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	370,646	394,657	242,389
Income from operations	159,571	181,851	34,078
Net income	151,243	169,368	28,548
Earnings per share - basic	4.43	4.97	0.84
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	184,502	205,795	58,418
Adjusted net income (1)	149,438	174,918	25,657
Adjusted earnings per share - basic (1)	4.38	5.13	0.76
Net debt (2)	28,453	181,869	552,148
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2023 Compared to First Quarter of 2023
GAAP net income and non-GAAP adjusted net income for the second quarter of 2023 decreased compared to the first quarter of 2023, primarily due to lower average spot tanker rates and lower results from full service lightering, as well as higher income tax expense. GAAP net income in the second quarter of 2023 included a foreign exchange gain of $2.2 million, while the first quarter of 2023 included a foreign exchange loss of $0.6 million.

Second Quarter of 2023 Compared to Second Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the second quarter of 2023 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and the commencement of five charter-in contracts between the third quarter of 2022 and the first quarter of 2023, partially offset by higher income tax expense and lower results from full service lightering in the second quarter of 2023.
CEO Commentary
“The charter market for mid-sized tankers was once again very strong in the second quarter of 2023, benefiting from supply and demand fundamentals that we believe are durable in nature,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “With our fleet of mid-sized owned and chartered-in vessels mainly deployed in the spot market, Teekay Tankers has been a prime beneficiary of this market environment, generating substantial free cash flow.”

“The second quarter’s strong mid-sized tanker demand was supported by the continuation of high export volumes from both the US Gulf and Russia, much of which went to satisfy record-high import demand from China and India, resulting in significant tanker tonne-mile demand. With the market having now worked through much of the initial disruption to trading activity that accompanied the imposition of EU sanctions on Russian imports, crude trading patterns have settled into a new normal marked by significantly elevated voyage distances. While the moderating of spot rates in the third quarter reflects typical seasonality for this time of year, rates are currently tracking well above any third quarter of the last 15 years. Looking ahead, with oil demand projected to increase in the second half of the year, we are expecting a strong winter market. Meanwhile, the limited amount of new vessel ordering that has taken place in recent months and the lack of shipyard capacity until 2026 has all but ensured that mid-sized fleet growth will be strictly limited through the medium term. When combined with the significant portion of the global fleet that will be of potential recycling age over the same period, these clear fundamentals support our view that the mid-sized tanker market should see continued strength over the medium term.”

“Against this backdrop, and with a balance sheet transformed by our substantial free cash flow generation and financial discipline, Teekay Tankers’ balanced capital allocation policy enables us to provide our shareholders a well-supported quarterly dividend of $0.25 per share while also positioning us to reinvest in our fleet at the right time.”
Summary of Recent Events
In May and July 2023, the Company extended two chartered-in contracts for 12 months each at an average rate of approximately $20,600 per day. An additional 12-month optional period was secured on one of the related vessels.

In July 2023, the Company gave notice to exercise four vessel purchase options under existing sale-leaseback arrangements for a total of $57.2 million. These vessels are expected to be purchased with cash on hand and refinanced under the previously announced $350 million 19-vessel revolving credit facility when the vessels are redelivered in the third quarter of 2023.

In July 2023, the Company cancelled a revolving credit facility which was entered into in 2020 and which had a maturity date of December 2024. The credit facility had no balance drawn and a maximum available drawdown of $65.7 million. Following the cancellation, the Company has 17 unencumbered vessels.

The Company's board of directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding share of common stock for the quarter ended June 30, 2023. This dividend is payable on August 25, 2023 to all of Teekay Tankers' shareholders of record on August 14, 2023.
Tanker Market
Mid-size crude tanker spot rates remained very strong during the second quarter of 2023. Record-high Chinese and Indian crude oil imports, supplied by an increase in long-haul Russian crude oil exports, and high levels of crude oil exports from the U.S. Gulf, were the main drivers of strong spot tanker rates. Mid-size spot tanker rates have remained very strong at the start of the third quarter of 2023, albeit at moderated levels in line with seasonal norms.

Indian and Chinese seaborne crude oil imports reached a record high of 15.6 million barrels per day (mb/d) during the second quarter of 2023 based on data from Kpler. This was an increase of 1.8 mb/d year-on-year, or approximately 13 percent, reflecting the strong recovery in Chinese and Indian oil demand over the past 12 months. With Middle East exports being constrained by OPEC+ supply cuts, an increasing proportion of Asian imports were sourced from the Atlantic basin during the second quarter of 2023, which led to an increase in tanker tonne-mile demand.

The mid-size tanker market continues to benefit from longer voyage distances as a result of changing trade patterns following Russia’s invasion of Ukraine in early 2022. During the second quarter of 2023, approximately 90 percent of all Russian crude oil exports were shipped to India and China, creating significant tonne-mile demand for mid-sized tankers given that VLCCs cannot load directly from Russian ports. Furthermore, Russian crude oil exports increased during the second quarter of 2023, peaking at a three-year-high of 3.9 mb/d in May. While the Company does not transport Russian oil, these changes have benefited the wider tanker market by increasing overall tonne-mile demand. Mid-size tanker rates also found support during the second quarter of 2023 from high export levels from other key load regions, such as the United States, where crude oil exports remained at a record-high of over 4 mb/d for three consecutive quarters.

Looking ahead, the International Energy Agency (IEA) expects global oil demand to increase during the second half of 2023 due to expected robust demand from non-OECD countries, particularly in China where transportation fuel demand is recovering strongly following the lifting of COVID-19 related restrictions, which is more than offsetting weaker growth in OECD countries. For 2023 as a whole, the IEA expects global oil demand growth of 2.2 mb/d to a record-high of 102.1 mb/d, and for 2024, it expects a further 1.1 mb/d of oil demand growth to 103.2 mb/d.

The OPEC+ group continues to take action to restrict oil supply in a bid to support oil prices, with Saudi Arabia announcing a supply cut of 1 mb/d for July and August 2023, with the option to extend, while Russia has pledged to reduce oil exports by 0.5 mb/d from August 2023 onwards. This could lead to a reduction in seaborne crude oil volumes in the near-term, which would be negative for crude tanker demand during the third quarter of 2023. However, the impact of these cuts could be offset by an increase in long-haul movements of Atlantic basin oil to Asia should Chinese and Indian oil demand remain strong. In addition, constrained supply in the near term is expected to lead to a drawdown in global oil inventories during the second half of the year, which should give support to oil prices and may lead to a relaxation of OPEC+ supply cuts later in the year.

Fleet supply fundamentals continue to be very positive with the global tanker orderbook remaining close to historic lows at around 5 percent of the existing tanker fleet. Just over 13 million deadweight tonnes (mdwt) of tanker orders have been placed to date in 2023, which on an annualized basis is in line with the 10-year average level of around 27 mdwt. Furthermore, the tanker orderbook is still relatively small compared to the fleet of older vessels which may face phase-out in the next few years, meaning that fleet growth should remain low over the medium-term. With shipyard capacity now largely sold out for 2025 deliveries, low fleet growth over the next 2 to 3 years is highly probable, with approximately 2 percent fleet growth expected in 2023 and negligible levels of fleet growth in both 2024 and 2025.

In summary, the tanker market remains very firm, underpinned by strong supply and demand fundamentals which the Company believes are durable in nature. Spot tanker rates have remained strong at the start of the third quarter of 2023, although they have moderated relative to the very high rates seen in the first half of the year, due to normal seasonal factors. The Company believes that the tanker market will be very firm again this winter with continued market strength over the next 2 to 3 years due to very supportive fleet supply fundamentals.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022
Time Charter-Out Fleet
Suezmax revenue days	91	90	—
Suezmax TCE per revenue day	$37,513	$37,513	—
Aframax / LR2 revenue days	91	107	206
Aframax / LR2 TCE per revenue day	$47,288	$32,418	$21,733

Spot Fleet
Suezmax revenue days	2,269	2,249	2,244
Suezmax spot TCE per revenue day (3)	$57,566	$55,891	$25,310
Aframax / LR2 revenue days	2,177	1,971	1,892
Aframax / LR2 spot TCE per revenue day (4)	$50,100	$67,346	$25,855

Total Fleet
Suezmax revenue days	2,360	2,339	2,244
Suezmax TCE per revenue day	$56,792	$55,184	$25,310
Aframax / LR2 revenue days	2,268	2,078	2,098
Aframax / LR2 TCE per revenue day	$49,987	$65,548	$25,450

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix C to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Third Quarter of 2023 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the third quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the third quarter:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$42,800	48%
Aframax / LR2 (1)	$48,300	44%

(1)    Rates and percentage booked to-date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of August 1, 2023:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Aframax Tanker / LR2 Product Tanker(2)	—	1	1
Total Fixed-Rate Fleet	—	2	2
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(3)	19	6	25
VLCC Tanker(4)	1	—	1
Total Spot Fleet	45	6	51
Total Tanker Fleet	45	8	53
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	10	55
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Includes one Aframax / LR2 tanker with a charter-in contract that is scheduled to expire in February 2026 with an option to extend for one additional year.
(3)    Includes six Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in November 2023, July 2024, August 2024, March 2025, and January 2030, three of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at June 30, 2023, the Company had total liquidity of $608.8 million (comprised of $178.9 million in cash and cash equivalents and $429.9 million in undrawn capacity from its credit facilities), compared to total liquidity of $332.3 million as at March 31, 2023.
Conference Call
The Company plans to host a conference call on Thursday, August 3, 2023 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2023. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 7592868.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Second Quarter of 2023 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 44 double-hull tankers (including 25 Suezmax tankers and 19 Aframax / LR2 tankers), and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix C of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	359,966	384,744	235,080	744,710	399,831
Time-charter revenues	7,995	7,010	5,102	15,005	11,377
Other revenues (2)	2,685	2,903	2,207	5,588	5,199
Total revenues	370,646	394,657	242,389	765,303	416,407

Voyage expenses (1)	(118,082)	(124,187)	(126,980)	(242,269)	(228,602)
Vessel operating expenses	(37,800)	(38,182)	(39,255)	(75,982)	(78,256)
Time-charter hire expenses	(18,691)	(12,945)	(6,553)	(31,636)	(12,103)
Depreciation and amortization	(24,384)	(23,975)	(25,243)	(48,359)	(50,323)
General and administrative expenses	(12,118)	(12,269)	(11,020)	(24,387)	(21,140)
Gain on sale and (write-down) of assets (3)	—	—	1,153	—	732
Restructuring charges	—	(1,248)	(413)	(1,248)	(413)
Income from operations	159,571	181,851	34,078	341,422	26,302

Interest expense	(5,907)	(11,218)	(8,888)	(17,125)	(17,050)
Interest income	1,771	2,230	167	4,001	202
Realized and unrealized gain (loss) on derivative instruments	547	(98)	872	449	2,900
Equity income (loss) (4)	1,120	1,130	(931)	2,250	(1,685)
Other income (expense)	2,262	(2,245)	2,428	17	2,295
Net income before income tax	159,364	171,650	27,726	331,014	12,964

Income tax (expense) recovery	(8,121)	(2,282)	822	(10,403)	1,642
Net income	151,243	169,368	28,548	320,611	14,606

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	4.43	4.97	0.84	9.40	0.43
- Diluted	4.38	4.90	0.83	9.28	0.43
- Cash dividends declared	1.25	—	—	1.25	—

Weighted-average number of total common
shares outstanding
- Basic (5)	34,140,540	34,092,504	33,948,880	34,116,655	33,933,757
- Diluted	34,546,749	34,540,269	34,201,689	34,543,526	34,137,172

Number of outstanding shares of common
stock at the end of the period	34,046,712	33,958,982	33,846,038	34,046,712	33,846,038

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $10.1 million, $15.2 million and $19.9 million for the three months ended June 30, 2023, March 31, 2023 and June 30, 2022, respectively, and $25.3 million and $37.6 million for the six months ended June 30, 2023 and June 30, 2022, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale and (write-down) of assets for the three and six months ended June 30, 2022 includes a gain of $1.2 million relating to two Aframax / LR2 tankers, which were sold in April 2022. Gain on sale and (write-down) of assets for the six months ended June 30, 2022 also includes a write-down of $1.1 million relating to two of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values, partially offset by a $0.6 million reversal of a prior period write-down of one Aframax / LR2 tanker, which was sold in April 2022.

(4)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	178,850	169,751	180,512
Restricted cash	703	3,703	3,714
Accounts receivable	124,703	154,549	116,707
Bunker and lube oil inventory	56,803	64,421	60,832
Prepaid expenses	12,833	12,933	10,248
Due from affiliates	70	211	2,486
Current portion of derivative assets	—	2,033	2,087
Accrued revenue	77,444	80,579	82,923
Total current assets	451,406	488,180	459,509
Restricted cash – long-term	—	3,135	3,135
Vessels and equipment – net	897,512	680,986	429,987
Vessels related to finance leases – net	313,105	548,961	823,381
Operating lease right-of-use assets	90,831	92,691	42,894
Investment in and advances to equity-accounted joint venture	16,549	17,328	16,198
Other non-current assets	7,139	4,225	5,073
Intangible assets – net	849	948	1,051
Goodwill	2,426	2,426	2,426
Total assets	1,779,817	1,838,880	1,783,654

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	70,116	89,880	89,819
Current obligations related to finance leases	28,457	41,730	60,161
Current portion of operating lease liabilities	37,390	32,345	16,585
Due to affiliates	3,244	1,915	1,141
Other current liabilities	7,034	9,135	2,468
Total current liabilities	146,241	175,005	170,174
Long-term obligations related to finance leases	179,549	316,728	472,599
Long-term operating lease liabilities	53,557	60,693	26,858
Other long-term liabilities	51,681	46,179	44,017
Equity	1,348,789	1,240,275	1,070,006
Total liabilities and equity	1,779,817	1,838,880	1,783,654

Net debt (1)	28,453	181,869	345,399
(1)Net debt is a non-GAAP financial measure and represents (a) short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less (b) cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	320,611	14,606
Non-cash items:
Depreciation and amortization	48,359	50,323
(Gain) on sale and write-down of assets	—	(732)
Unrealized loss (gain) on derivative instruments	3,709	(2,658)
Equity (income) loss	(2,250)	1,685
Income tax expense (recovery)	9,644	(2,017)
Other	2,316	2,469
Change in operating assets and liabilities	(9,945)	(58,036)
Expenditures for dry docking	(2,233)	(3,788)
Net operating cash flow	370,211	1,852

FINANCING ACTIVITIES
Proceeds from short-term debt	50,000	74,000
Prepayments of short-term debt	(50,000)	(84,000)
Proceeds from long-term debt	1,000	—
Issuance cost related to long-term debt	(4,536)	—
Scheduled repayments of long-term debt	—	(54,106)
Prepayments of long-term debt	(1,000)	(222,675)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs	—	288,119
Scheduled repayments of obligations related to finance leases	(21,665)	(20,346)
Prepayment of obligations related to finance leases	(307,019)	—
Cash dividends paid	(42,479)	—
Other	(1,520)	(974)
Net financing cash flow	(377,219)	(19,982)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	44,520
Expenditures for vessels and equipment	(2,700)	(7,414)
Advances to equity-accounted joint venture	—	(3,000)
Loan repayments from equity-accounted joint venture	1,900	—
Net investing cash flow	(800)	34,106

(Decrease) increase in cash, cash equivalents and restricted cash	(7,808)	15,976
Cash, cash equivalents and restricted cash, beginning of the period	187,361	55,928
Cash, cash equivalents and restricted cash, end of the period	179,553	71,904

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2023		March 31, 2023		June 30, 2022
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	151,243	$4.43	169,368	$4.97	28,548	$0.84

Add (subtract) specific items affecting net income:
(Gain) on sale and write-down of assets	—	—	—	—	(1,153)	($0.03)
Realized gain from early termination of interest rate swap	(3,215)	($0.09)	—	—	—	—
Unrealized loss (gain) on derivative instruments (2)	3,125	$0.09	584	$0.02	(540)	($0.02)
Other (3)	(1,715)	($0.05)	4,966	$0.14	(1,198)	($0.03)
Total adjustments	(1,805)	($0.05)	5,550	$0.16	(2,891)	($0.08)
Adjusted net income attributable to
shareholders of Teekay Tankers	149,438	$4.38	174,918	$5.13	25,657	$0.76

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended June 30, 2023 primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels. The amount recorded for the three months ended March 31, 2023 primarily relates to the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of nine sale-leaseback vessels, restructuring charges, and foreign exchange losses. The amount recorded for the three months ended June 30, 2022 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of five vessels under new sale-leaseback arrangements in April 2022, and restructuring charges.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	151,243	169,368	28,548
Depreciation and amortization	24,384	23,975	25,243
Interest expense, net of interest income	4,136	8,988	8,721
Income tax expense (recovery)	8,121	2,282	(822)
EBITDA	187,884	204,613	61,690

Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of assets	—	—	(1,153)
Realized gain on interest rate swap	(457)	(496)	(32)
Realized gain from early termination of interest rate swap	(3,215)	—	—
Unrealized loss (gain) on derivative instruments	3,125	584	(540)
Equity (income) loss	(1,120)	(1,130)	931
Other (1)	(1,715)	2,224	(2,478)
Adjusted EBITDA	184,502	205,795	58,418
(1)    The amount recorded for the three months ended June 30, 2023 primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels. The amount recorded for the three months ended March 31, 2023 primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of nine sale-leaseback vessels and foreign exchange losses. The amount recorded for the three months ended June 30, 2022 primarily relates to foreign exchange gains.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Net Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)
Income from operations - GAAP basis	159,571	181,851	34,078

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	37,800	38,182	39,255
Time-charter hire expenses	18,691	12,945	6,553
Depreciation and amortization	24,384	23,975	25,243
General and administrative expenses	12,118	12,269	11,020
(Gain) on sale and write-down of assets	—	—	(1,153)
Restructuring charges	—	1,248	413
Total adjustments	92,993	88,619	81,331
Net revenues	252,564	270,470	115,409

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the ability of the Company to use its updated capital allocation plan to return capital to shareholders, including through quarterly cash dividends, and pursue well-timed fleet reinvestments; the timing of payments of cash dividends; any future dividends; the funding and timing of, and expectations regarding, the Company's repurchase and redelivery of certain vessels following exercise of related purchase options and the refinancing of those vessels under existing credit facilities; management's expectations regarding oil demand growth and the various contributing factors thereto (including seasonal demand) and impact thereof; management's view of the strength of the tanker market, the tanker rate environment and the Company's ability to benefit from current tanker market conditions; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the continued volatility of such markets; the timing and impact of publicly-announced oil supply cuts, including on global oil inventory levels and oil prices; the outlook for the global economy, driven by various factors; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals (including the durability of existing conditions); the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of commencement, expiry or extensions thereof; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions, import and other restrictions; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries or whether repurchases of vessels upon the exercise of purchase options under sale leaseback arrangements close when expected, if at all; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.